EXHIBIT (a)(1)(x)

To Sirona Employees and Consultants Eligible for the Stock Option Exchange Program:

There are just 14 days left for you to make your election to participate in the Sirona Stock Option Exchange Program with respect to certain outstanding stock options under Sirona’s 1996 Stock Option Plan. The offer is scheduled to end at 11:59 p.m. EDT on Monday, March 30, 2009. To participate in the Exchange Program, you must submit your Election Form by that deadline.

You should have received a set of materials explaining the Exchange Program and how to elect to exchange your eligible option, as well as personalized information about your eligible option. Please read the materials carefully and consult with your personal financial and tax advisors before deciding whether or not to participate. If you choose to exchange your option, please be sure you submit your Election Form to Sirona Dental Systems, Inc. by (1) fax to: (718) 482-2516, (2) mail to: Sirona Dental Systems, Inc., 30-30 47th Avenue, Suite 500, Long Island City, New York 11101, Attn: Investor Relations, or (3) scanning the form and e-mailing it to: optionexchangeacceptance@sirona.com. DO NOT send Election Forms via inter-office mail. Election Forms must be received before 11:59 p.m. EDT on Monday, March 30, 2009.

If you have questions about the Exchange Program, you may send an e-mail to: optionexchangeacceptance@sirona.com or call (718) 482-2285. There will be the capacity to leave a voice message on this extension.

The exchange program materials contain important information for employees, including an offering memorandum that should be read carefully prior to making a decision whether to participate in the exchange program. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Eligible Persons may obtain, free of charge, a written copy of the offering memorandum and other materials by calling Sirona Dental Systems, Inc. at (718) 482-2285 or sending an e-mail to optionexchangeacceptance@sirona.com.

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